UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB


          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                                     ISSUERS
          Under Section 12(b) or (g) of the Securities Exchange Act of
                                      1934

                           MAXIMUM AWARDS, INC. f/k/a
   Rising Fortune Incorporated (Name of Small Business Issuer in its charter)


                       Nevada                        86-0787790
         -------------------------------      ----------------------
         (State or other jurisdiction of         (I.R.S. Employer
          incorporation or organization)      Identification Number)

         Level 1, 164 Wharf Street, Brisbane, Queensland 4000, Australia
                    (Address of principal executive offices)


                                   (Zip code)

                    Issuer's telephone number: 61 738 312316

Securities to be registered under section 12(b) of the Act:

Title of Each Class             Name on each exchange on which
to be so registered             each class is to be registered

______________________________________________________________
______________________________________________________________

Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 100,000,000 shares authorized, 22,872,950 issued and outstanding as of June 30, 2004.

                                     Part I

Item 1.        Description of Business

A.     Business Development and Summary

       Maximum Rewards, Inc., formerly known as Rising Fortune Incorporated (the "Company"), is a Nevada Corporation and was incorporated on March 7, 1995.

       On December 9, 2003, the Company acquired 100% of the outstanding shares of Maximum Awards Pty Ltd, an Australian company, engaged in the business of operating a consumer rewards program. The business of Maximum Awards Pty Ltd is now the business of the company.

       On June 1, 2004, the Company acquired 100% of the issued and outstanding shares of Travel Easy Holidays PTY LTD and Global Business Group PTY LTD. These corporations are involved in the travel industry and mailorder industry's and will enhance the operations and profitability of the Company's rewards program by providing an in-house travel agency and consumer products retailer.


B.     Business of Issuer

(1)    Principal Products and Services and Principal Markets

(a)    Overview

       The Company currently operates a loyalty and rewards program known as Maximum Awards. Under this program, consumers earn points by purchasing everyday products and services from a wide range of products and services offered by the Company and its program partners. Accumulated points then can be redeem in order to acquire additional desired products or services from the same list of such items offered by the Company.

       The Company operates its program in Australia and has done so since April 2002. Though currently operating in Australia only, the Company intends to take its program and operate it in additional countries worldwide. The Company_s plan is to create a seamless, internationally recognized loyalty platform that benefits merchants, suppliers and consumers on everyday spending, world-wide.


(2)    Description of Products

       The Maximum Awards system operates on three levels:

1. The Merchant or Service Provider who awards points based on the customer_s purchases. These points are purchased from Maximum Awards by the Merchant or Service Provider.

2. The Member or Consumer, who directs purchases to Maximum Awards merchants and Service Providers in order to collect points. These points can later be redeemed on an array of products and service, including travel.

3. The Company offers points to members or consumers based on purchases made from the Company's catalog.

       The Maximum Awards platform will be licensed to various countries to provide a full points and redemption program that is linked globally for the benefit of consumers and merchants/suppliers worldwide. Each country will be sub-licensed regionally to allow development of partnerships with local and regional community based merchants. This benefits consumers in enabling them to earn points on a large range of everyday products, both within and outside their own community, and benefits merchants by providing a loyalty vehicle that would not otherwise be available to them.

       Points can be earned by member consumers in any licensed country and can then be redeemed in the country of their membership origin. In certain instances, certain redemption may be effected by members while traveling in another country.

       Points can be redeemed on a wide range of household products and virtually any travel product available in the marketplace - and not just limited to frequent flyer seats.


Maximum Awards Merchants and Bonus Partners

       Maximum Awards membership is offered to selected merchants by the Maximum Awards sales network (through local liaison officers).

       Merchants and Bonus Partners pay an appropriate membership fee (this fee ranges from $100 per annum to $1,000 per annum, depending on the number of retail outlets) and in return enjoy exclusive access to the loyalty program in their particular area or retail sector. For example, an energy company may become a Bonus Partner, with its Maximum Awards member customers receiving points on payment of their power bills. This energy company would enjoy exclusivity in the energy sector.

       Merchants have the ability to sell their own customer base into the Maximum Awards program, earning commissions in the process. As part of the program, Maximum Awards Merchants enjoy full service from their regional Maximum Awards liaison officer and are supplied with comprehensive collateral material to help boost awareness of the program and sales through their outlets.

Maximum Awards Members and Business Members

       Members can join the Maximum Awards program through their local Maximum Awards merchants, the Company's national Call Centre or the Company's website.

       The fee is $20 per year in Australia for individual members and $40 per year for Business Members. By purchasing goods and services through Maximum Awards Merchants or Bonus Partners, points are earned at pre-agreed levels with those merchants and held in the member's bank.

       The member may redeem those points on a vast array of household goods, certain services and on virtually any travel product available in the market. Points do not expire while the member remains active in the program and they may also be transferred to other members.

       The flexibility of the program is its major attractions for members, who find themselves accruing points at a far greater rate than in competing programs and also discovering that Maximum Awards is not saddled with the restrictions and travel blackouts they experience with frequent flyer programs.

       While the Maximum Awards system is Internet-based, the Company places an emphasis on the personal contact it has with members and Merchants alike. A key element of the service is the Call Centre staff who use the opportunity of contact with the member to not only answer their questions, and direct their points purchases, but also to find out more about the customer's use and perceptions of the service. This information is used to improve and develop the service.

       Members can access their current points tally at any time through the Maximum Awards website, which also offers a vast range of redemption items.

Travel redemption

       A central point of Maximum Awards is its use of travel as both a stimulant and a reward for members. The reality of loyalty programs that currently exist worldwide is that they appeal to members largely through their travel rewards.

       Maximum Awards expands this concept by not only allowing members to earn up to 3 points per dollar spent on travel through the Company's in-house travel agent Travel Easy Holidays (making the collection of points rapid) but also removing restrictions on redemption of points through travel. Unlike frequent flyer programs, Maximum Awards permits points to be redeemed on air travel through any airline, any time.

       Points may be redeemed on accommodation, car hire, cruises, travel packages and even travel insurance. There are no blackout periods on air travel and availability of seats is the true availability - not artificial program restrictions imposed by the airlines to protect their yield-per-seat figures.

       Maximum Awards also allows part-payment of redemption flights and travel products with cash. Points do not expire while the member remains active in the program.

Points Security

       The security of members' points and negating the risk of members losing access to their points is something Maximum Awards has incorporated into its operations. In the unlikely event that the program ceases to trade, members still will be able to access their accrued points and redeem them until they are exhausted. This is possible because Maximum Awards holds the equivalent cash value of those points in a managed trust account and these allocated funds remain the property of each member, as long as the member remains active in the last 12 months.

       In the event of a Maximum Awards closure in any country, members could redeem their points through the administrator. The administrator is not permitted to use those trust funds to balance company debts or for any other purpose other than member redemption.

Sales Literature

       The Company's sales and marketing approach is a multi-faceted approach in that it utilizes the service_s new value, backs it up with point-of-sale material and information kits and extends into tactical advertising through print, television and direct mail.

       Sales literature will be tailored to suit potential corporate clients and distributed through their existing communication streams. This cuts the cost of getting literature to potential new members.

       The Company also realizes the importance of keeping its information stream steady and balanced - through media releases, media comment, current affairs television coverage and its own publications.

       Sales literature includes:

(1) Full-colour DL leaflets tailored for potential Consumer Members, Business Members and Merchants.

(2) Regular Maximum Awards News electronic news bulletins to Members and Merchants.

(3) Occasional printed newsletters to the Member and Merchant base, or segments of it.

(4) Corporate profiles for media, potential investors and potential alliance partners.

(5)    Tailored corporate profiles for specific purposes.

       Sales literature will circulate:

(1)    via direct mail through alliance partners' mailouts;

(2) via Maximum Awards regional liaison officers' direct contacts with merchants and potential members;

(3)    through special mailouts to targeted databases and the media;

(4)    in demographically-targeted letterbox drops and mailouts.


Technology

       The Company uses tried-and-tested commercial systems that have rapid technological support available. Maximum Awards' operational system is based in a Sun Microsystems Solaris unit, run on UNIX. The website code is written in the popular and versatile PHP format and servers are PC-based for reliability, as are firewalls and back-up systems. Accounting and management work stations are

Hewlett-packard pavilion computers. Call Centre computers are IBM PCs while the telephone system is NEC PABX.

(3)    Competition

       The Company faces little competition. While there are a number of global alliance airline loyalty or frequent flyer programs, such program generally are restricted to simple "earning and burning" points on alliance flights and travel related products. Of course such programs are run by carriers with substantially greater sources and experience.

       There are very few national loyalty programs to be found. Other programs do not offer the variety, earning capacity or security of Maximum Awards.

(4)    Marketing

       The company markets its product to both merchants/suppliers as well as consumers. The marketing is a multi-faceted approach that utilizes many different approaches, including strategic partnerships with credit cards company's, TV documentaries, point of sale materials, joint mailouts using merchants data-bases, merchant awareness, news bulletins to members, media and radio advertising and graphically targeted letterbox drops and mailouts. Marketing to corporate users of the product is done through selective mailouts and cold calls to corporate executives.

(5)    Research and Development

       The Company incurred research and development costs through December 31, 2003 amounting to $100,691. Such expenses included internet development, salaries, advertising and travel.

(6)    Employees

       The Company and its subsidiaries employs a total of 6 individuals as part of its operations. 2 individuals form management and 4 individuals serve as sales staff in the Company's Brisbane operations. Management does anticipate changes in the number of employees over the next approximately three (3) months. As the Company's operations expand to other countries, the Company anticipates that it will recruit additional sales staff to handle increases in orders from plan participants.

       (g)    Other information

       No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

       The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements and the Notes to Consolidated Financial Statements contained in this registration statement.

PLAN OF OPERATION


OVERVIEW

       The Company currently operates a loyalty and rewards program known as Maximum Awards. Under this program, consumers earn points by purchasing everyday products and services from a wide range of products and services offered by the Company. In addition, consumers can earn points through purchases made from merchants who are enrolled in the program. Points accumulated by the consumers can be redeem in order to acquire additional desired products or services from the same list of such items offered by the Company.

       The Company has operated its program in Australia since April 2002 and intends to expand its program and operate it in additional countries throughout the world. The Company's long term plan is to create a seamless, internationally recognized loyalty platform that benefits merchants, suppliers and consumers on everyday spending, world-wide.

       The Company commenced its operations in January 2002, and has earned $60,663 in revenue since inception to March 31, 2004. During this period, the company incurred general and administration expenditure of $144,536, of which $100,691 was attributed to product development costs and $35,907 was attributed to legal costs. The Company has incurred a cumulative loss to date of $203,935.

       On June 1, 2004, the Company acquired 100% of the issued and outstanding shares of Travel Easy Holidays PTY LTD and Global Busibess Group PTY LTD. These corporations are involved in the travel industry and mailorder industry's and will enhance the operations and profitability of the Company's rewards program by providing an in-house travel agency and a consumer products retailer.(See Certian Relationships and Related Transactions).


       The Company is now well placed to take advantage of opportunities in the market place, and is properly structured with a call center capable of accommodating up to 32 operators at any one time. The Companies internet based computer system is capable of handling online transactions in a secure environment and can be easily expanded as required. The data capture system has been designed to operate in an international environment.

Australia
---------

       The Company has recently entered into a strategic alliance with Mastercard, Australia under a "Shop N Fly" program. This program provides accelerated travel based on a minimum purchase of product through the company's inhouse retailer while using the bank partners credit card services.

       The Company is negotiating a Partner Contract with Primus Telecom Limited, which will provide, on an exclusive basis, its awards program to Primus Telecom Limited, Australia. Under the arrangement, Maximum Awards will sell awards points to Primus who will then distribute these points to its customers using a formula based on the monthly telephone balance invoiced by Primus. The Company anticipates commencing the Primus contract with business customers of Primus in September 2004, and hopes to expand to residential customers of Primus by December 2004.

       In  addition,   the  Company  is  in  negotiations  with  numerous  other
businesses in order to expand the program into all areas of business and is expecting to sign numerous box stores during 2004.

       The Company plans to spend an additional $500,000 during the next 12 months in expanding its Australian customer base, establishing new merchants and expanding its product base.

United States
-------------

       The Company plans to enter the United States market in early 2005, using the same technology and format as that used in Australia.

       The Company plans to set up an office and call center in an as yet to be determined location, and plans to duplicate the structure already in place in Australia, except on a larger scale. Initial expenses for the United States operations will include: leasing suitable facilities in the United States; purchasing or leasing sufficient operating equipment, primarily computers and phone systems; hiring sufficient staff for the Company's United States operations; and producing sufficient promotional materials. The Company has budgeted to spend $2.5 million dollars in developing the United States market.

Other Regions
-------------

       The Company plans to develop maximum Awards into a universal and worldwide awards system, and its longer term plans calls for the opening of operation centers in Canada, Europe, Asia and South America. No specific plans have been formulated for these regions and the Company is currently evaluating the feasibility and benefits of opening offices in these areas verses the entering into licensing or franchise agreements in these regions.

       The company plans to finance its operations during the next 12 months through private placements of the Company's stock, and from revenue generated from operational activities.

       The Company's auditors have issued a going concern opinion based upon their due diligence and auditing procedures. Since the Company has not commenced its planned principal operations in the United States, the Company intends to raise sufficient capital needed to begin operating in the United States until its planned principal operations in the United States commence. Without realization of additional capital, it is unlikely that the Company's operations in the United States be successful and it is unlikely that the Company will continue as a going concern.


CASH REQUIREMENTS

       In order to meet its cash requirements for the next twelve months, the Company plans to raise capital through private placements and through working capital generated from operations.

       There is no guarantee that the Company will be successful in its attempt to raise capital sufficient to meet its cash requirements for the next twelve months.

       Initial expenses for the Company will include: leasing suitable facilities in the United States; purchasing or leasing sufficient operating equipment, primarily computers and phone systems; hiring sufficient staff for the Company's United States operations; and, producing sufficient promotional materials.

       There is no guarantee that the Company will be successful in its marketing and sales endeavors in the United States and, as a result, may never be self-sustaining.


PRODUCT RESEARCH AND DEVELOPMENT

       The Company has completed its research and development. Future research and development will be devoted to expansion as described herein.


EXPECTED PURCHASES OF PLANT AND EQUIPMENT AND WORKING CAPITAL REQUIREMENTS.

       The Company plans to spend approximately $3,000,000 during the next 12 months on the development of its operations in the United States and Australia. This will include the purchase of all equipment and hiring of all personnel necessary to operate the Company's rewards program in both countries.


EXPECTED CHANGES IN THE NUMBER OF EMPLOYEES

       The Company's operations in Brisbane, Queensland, Australia currently employs approximately 6 people. The number of employees in Australia will increase thought 2004 as the Company increases its operations and expands its customer base. The Company expects the number of personnel in Australia to increase to approximately 20 by the end of 2004.

       The Company plans to commence the hiring of personnel for the United States operations commencing in January 2005 and expects to have an operational center employing approximately 20 personnel by July 2005.

       There is no guarantee that the Company will employ any of the employees discussed above.

Item 3.        Description of Property

A.     Description of Property

       The Company's operational offices are located at Level 1, 164 Wharf Street, Brisbane, Queensland 4000, Australia. The office is fully equipped as a call centre and the phone system is able to cater for up to 32 operators. The Company does not anticipate expanding it facilities for the remainder of 2004. Business, management and creative functions will be performed in the Company's Brisbane facility. Printing, mailing, warehousing, fulfillment and some design is outsourced.

       The Company leases it facilities in Brisbane. The Company's lease is for a period of 3 years.

B.     Investment Policies

       Management of the Company does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. The Company does not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item 4.        Security Ownership of Management and Certain Security Holders

A.     Security Ownership of Management and Certain Beneficial Owners

       The following table sets forth information as of the date of this Registration Statement with respect to the beneficial ownership of the Common Stock of the Company concerning stock ownership by (i) each Director, (ii) each Executive Officer, (iii) the Directors and Officers of the Company as a group and (iv) each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

5% SHAREHOLDERS

                                            Amount
Title        Name and Address               of shares           Percent
Of           of Beneficial                  held by             of
Class        Owner of Shares                Owner               Class
-----        ---------------                ---------           --------
Common       Cutan Trust                    3,480,000           15.2%
             16 Moorgate Street
             Macgregor
             Queensland 4109
             QLD Australia

Common       Vieles Geld Trust              9,539,000           41.7%
             16 Estasis Street
             The Gap
             Queensland 4061
                Australia

Common       Lorraine Krueger &             1,740,000           7.60%
             Klaus Krueger, JTTEN
             Level 1 164 Wharf St.
             Brisbane 4000
             QLD Australia

Common       Maxjam Pty Ltd                 2,609,000           11.4%
             38 Edgewood David Avenue
             Waitara 2077
             NSW
             Australia

Common                         Total       17,368,000          75.9%

Preferred    Maxwell Thomas                 1,000,000         100.0%
Series A     16 Extasis Street
             The Gap
             Queensland 4061
             QLD Australia

SECURITY OWNERSHIP OF MANAGEMENT

                                                        Amount
Title        Name and Address                           of shares     Percent
Of           of Beneficial                              held by       of
Class        Owner of Shares         Position           Owner         Class
-----        ---------------         --------           ----------    --------
Common       Maxwell A. Thomas       CEO & Director      9,539,000     41.7%
             16 Extasis Street
             The Gap
             Queensland 4061
             QLD Australia

Common       Michael Sullivan        Director            3,480,000     15.2%
             16 Moorgate Street
             Macgregor
             Queensland 4109
             QLD Australia

Common       Officers and Directors                     13,019,000     56.9%
             as a group

Preferred    Maxwell A. Thomas       CEO&Director        1,000,000    100.0%
Series A

       Mr. Thomas is the trustee of the Vieles Geld Trust and the 9,539,000 shares reported by his name under the Security Ownership of Management section are the same 9,539,000 shares owned by The Vieles Geld Trust and reported in the 5% Shareholders section.

       Mr. Sullivan is the trustee of the Cutan Trust and the 3,480,000 shares reported by his name under the Security Ownership of Management section are the same 3,480,000 shares owned by the Cutan Trust and reported in the 5% Shareholders section.


B.     Persons Sharing Ownership of Control of Shares

       None

C.     Non-voting Securities and Principal Holders Thereof

       The Company has not issued any non-voting securities.

D.     Options, Warrants and Rights

       There are no options, warrants or rights to purchase securities of the Company.

E.     Parents of the Issuer

       Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

Item 5.        Directors, Executive Officers and Significant Employees

A.     Directors, Executive Officers and Significant Employees

       The names, ages and positions of the Company's Directors and Executive Officers are as follows:

Maxwell Thomas
Age:  42
CEO and Director
Served in both capacities since December 2003.
Term as a director:  until resignation or replacement


Michael Sullivan
Age:  43
Director
Served as a director since December 2003.
Term as a director:  until resignation or replacement

Work Experience

       Maxwell A. Thomas, Age 42 (Chief Executive Officer). Mr Thomas has been involved in the European and Australian travel industries for more than 20 years. He founded and internationally marketed the highly successful Eurobus operation in Europe and later created a similar operation - Busabout - for the Travel Corporation. Mr Thomas has extensive experience in travel industry wholesaling and retailing. After returning to Australia in 1998 he established a consultancy business and over the last 5 years has been called upon to advise Australian travel companies entering international markets. His international business experience and his introduction to the loyalty market through his consultancy roles with Mastercard USA and Australia over the last few years have given him an in depth understanding of the mechanics of loyalty programs, both airline and bank operated. Mr Thomas has also recently consulted to major Australian banks and organizations with respect to loyalty and reward programs and is the founder of the Maximum Awards program.

       Michael Sullivan, Age 43 (Director). Mr. Sullivan has directed his career into the specialized area of travel publishing over the past 15 years. His background includes editing and managing regional newspapers in Australia for Rural Press Ltd and operating his own press photography business. Mr. Sullivan concentrated on travel and business magazine publishing throughout his seven years based in Hong Kong as Editor-in-Chief of the Times Publishing (Far East Trade Press) travel division, responsible for the travel industry magazine Travel News Asia, specialist executive travel title Arrival magazine, the annual Golf Vacations and in-room magazine Inn Asia (for Holiday Inns). Mr. Sullivan is a regular writer for the Economist Intelligence Unit and has written a regular piece for Time magazine since 1997. Mr. Sullivan has demonstrated expertise in communication and marketing and is a director of two companies in the publishing and digital printing field.

C.     Family Relationships

       None

D.     Involvement on Certain  Material Legal  Proceedings  During the Last Five
Years

(1) No Director, Officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(2) No Director, Officer or significant employee has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(3) No Director, Officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6.        Executive Compensation

Remuneration of Directors and Executive Officers

         The Company currently has employment agreements with its Executive Officers. All Executive Officers of the Company prior to January 1, 2004 have not drawn a formal salary from the Company. Over the next twelve (12) months, however, each Executive Officer is expected to draw the following annual compensation. The Company does not currently have an employee stock option plan.

FUTURE COMPENSATION OF DIRECTORS

2004 COMPENSATION OF OFFICERS AND DIRECTORS

(1)  Name of Individual       Capacities in Which           Annual
     or identity of Group     Remuneration was Recorded     Compensation
     --------------------     -------------------------     ------------

     Maxwell A. Thomas        Chief Executive Officer       $200,000
                              And Director

     Michael Sullivan         Director                      $ 40,000

       There were no arrangements pursuant to which any Officer or Director of the Company was compensated for the period prior to January 1, 2004 for any service provided as an Officer or Director.

Item 7.        Certain Relationships and Related Transactions

       On December 13, 2003, the Board of Directors of the Company approved an Exchange Agreement with Maximum Awards Pty Ltd, an Australian company. As a result of this Agreement, the Company acquired 100% of the issued and outstanding ownership of Maximum Awards Pty Ltd., in exchange for 22,000,000 shares of common stock of Maximum Awards Pty Ltd. The property acquired consists of cash, a long-term lease for the Company_s facility in Brisbane and all personal and intellectual property associated with the operations of the Maximum Awards program. Prior to this agreement, there was no material relationship between the Company and Maximum Awards Pty Ltd. or any of Maximum Awards officers, directors, shareholders or employees.

       The Company has issued a total of 2,200,000 shares of its common stock as a finders fee for the acquisition of Maximum Awards Pty Ltd. Such shares were issued in equal amounts of 1,100,000 to Kevin Murray and Mitchell Stough. Such shares are being held in the trust by the Company pending completion of filings for full reporting status. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares.

       On June 1, 2004, the Company acquired 100% of the issued and outstanding shares of Travel Easy Holidays PTY LTD and Global Business Group PTY LTD. These corporations are involved in the travel industry and mail order industry and were acquired to enhance the operations and profitability of the Company's rewards program by providing an in-house travel agency and consumer products retailer. Both directors of the Company had a financial interest in the acquisition of these companies. All of the issued and outstanding share capital in both companies was purchased for par value. In addition, Company assumed all the outstanding debt of the companies.

                                     Part II

Item 1.        Legal Proceedings

       The Company is not currently involved in any legal proceedings, nor does it have knowledge of any threatened litigation.

Item 2.        Market for Common Equity and Related Stockholder Matters


A.     Market Information

(1)    The common stock of the Company is currently not trading.

(2)    (i)    There is currently no Common Stock that is subject to  outstanding options or warrants to purchase or securities convertible into, the Company's common stock.

       (ii) On June 30, 2004 there were 22,872,950 shares of the Company's stock issued and outstanding, of which 757,950 shares are free trading or could be sold under Rule 144 under the Securities Act of 1933 as amended or that the registrant has agreed to register for sale by security holders.

B.     Holders

       As of June 30, 2004, the Company had approximately 133 stockholders of record.

(5)    Dividend Policy

       The Company has not paid any dividends to date. In addition, it does not anticipate paying dividends in the immediate foreseeable future. The Board of Directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the Board may deem relevant.

D.     Reports to Shareholders

       The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

Transfer Agent and Registrar

       The Transfer Agent for the shares of common voting stock of the Company is Nevada Agency and Trust Company, Reno, NV.

Item 3.        Recent Sale of Unregistered Securities

       On December 8, 2003, the Company issued 22,000,000 shares of its common stock to Maxwell Thomas in connection with the acquisition of Maximum Awards Pty Ltd. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares.

       The Company has issued a total of 2,200,000 shares of its common stock as payment as a finders fee for the acquisition of Maximum Awards Pty Ltd. Such shares were issued in equal amounts of 1,100,000 to Kevin Murray and Mitchell Stough. Such shares shall be held by the company pending completion of the services and will be released to Kevin Murray and Mitchell Stough upon completion of filings for full reporting status. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares.

       On June 2, 2004, the Company issued 15,000 shares of its common stock to Sharon Hooper in consideration for $5,000 in cash. Such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificate representing such shares bears a restrictive legend reflecting the limitations on future transfer of those shares.

       On June 2, 2004, the Company issued 100,000 shares of its common stock to D.J. Heriot in consideration for $50,000 in cash. Such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificate representing such shares bears a restrictive legend reflecting the limitations on future transfer of those shares.


Item 4.        Description of Securities

A.     Common Stock

(1)    Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available, therefore at such times and in such amounts as the Board of Directors of the Company may from time to time determine.

ii. Voting Rights - each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of Directors. All voting is non-cumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the Directors can elect all the Directors. The Board of Directors may issue shares for consideration of previously authorized but un-issued common stock without future stockholder action.

iii. Liquidation Rights - upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - no shares of common stock are currently subject to outstanding options, warrants or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of common stock.

vii.   Sinking Fund Provisions - no sinking fund provisions exist.

viii. Further Liability For Calls - no shares of common stock are subject to further call or assessment by the issuer. The Company has not issued stock options as of the date of this Registration Statement.

(2)    Potential   Liabilities  of  Common   Stockholders  to  State  and  Local
Authorities

       No material or potential liabilities are anticipated to be imposed on stockholders under State statutes. Certain Nevada regulations, however, require regulation of beneficial owners of more than five percent (5%) of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations is established.

B.     Preferred Stock

(1)    Description of Rights and Liabilities of Preferred Stockholders

i. Divided Rights - the holders of outstanding shares of preferred stock are not entitled to receive dividends out of assets.

ii. Voting Rights - each holder of the Company_s common stock are entitled to fifty votes for each share held of record on all matters submitted to the vote of stockholders, including the election of Directors. All voting is non-cumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the Directors can elect all the Directors. The Board of Directors may issue shares for consideration of previously authorized but un-issued preferred stock without future stockholder action and under conditions deemed appropriate by the board of directors.

iii. Liquidation Rights - upon liquidation, the holders of the preferred stock are not entitled to receive any dividend.

iv. Preemptive Rights - holders of preferred stock are not entitled to preemptive rights.

v. Conversion Rights - no shares of preferred stock are currently subject to outstanding options, warrants or other convertible securities.

vi. Redemption Rights - no redemption rights exist for shares of preferred stock.

Debt Securities

       The Company is not registering any debt securities, nor are any outstanding.

B.     Other Securities To Be Registered

       The Company is not registering any security other than its common stock.

Item 5.        Indemnification of Directors and Officers

       The Bylaws of the Company provide for indemnification of its Directors, Officers and employees as follows: Every Director, Officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a Director, Officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a Director, Officer, employee or agent at the time such expenses are incurred, except in such cases wherein the Director, Officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

       The Bylaws of the Company further states that the Company shall provide to any person who is or was a Director, Officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, Officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, Officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Part F/S

Item 1. Financial Statements


                               MAXIMUM AWARDS INC.
                           A DEVELOPMENT STAGE COMPANY

                        CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2003 AND 2002






                                    CONTENTS

Independent Auditors' Report                                             F-1

Consolidated Balance Sheets                                              F-2

Consolidated Statements of Changes in Stockholders' Equity               F-3

Consolidated Statements of Operations                                    F-4

Consolidated Statements of Cash Flows                                    F-5

Notes to Consolidated Financial Statements                        F-6 - F-11

                          INDEPENDENT AUDITORS' REPORT


To the Stockholders of
Maximum Awards Inc.
A Development Stage Company

         We have audited the accompanying consolidated balance sheets of Maximum Awards Inc., A Development Stage Company as at December 31, 2003 and 2002 and the consolidated statements of changes in stockholders' equity, operations and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

         We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Maximum Awards Inc., A Development Stage Company as at December 31, 2003 and 2002 and the results of its operations, changes in its stockholders' equity and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company experienced operating losses since inception, has raised minimal capital and has no long-term contracts related to its business plans. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                    /s/ SF Partnership, LLP
                                                   ------------------------
                                                   "SF Partnership, LLP"


Toronto, Canada                                    CHARTERED ACCOUNTANTS
May 27, 2004

MAXIMUM AWARDS INC.
A DEVELOPMENT STAGE COMPANY
Consolidated Balance Sheets
December 31, 2003 and 2002



                                                            2003           2002

                                     ASSETS
Current
    Cash                                             $     6,039    $       880
    Accounts receivable                                    5,937            157
    Prepaid and sundry assets                             53,073            516
    Notes receivable (note 4)                            184,558          8,183
                                                     -----------    -----------


                                                     $   249,607    $     9,736
                                                     -----------    -----------

                                   LIABILITIES

Current
    Accounts payable and accrued charges             $    10,113    $    13,471
    Notes payable (note 5)                               129,510           --
                                                     -----------    -----------


                                                         139,623         13,471
                                                     -----------    -----------

                              STOCKHOLDERS' EQUITY

Capital Stock (note 6)                                    25,958            758

Additional Paid-In Capital                               154,323           --

Accumulated Other Comprehensive Loss                     (10,171)          (132)

Accumulated Deficit                                      (60,126)        (4,361)
                                                     -----------    -----------


                                                         109,984         (3,735)
                                                     -----------    -----------


                                                     $   249,607    $     9,736
                                                     ===========    ===========


  APPROVED ON BEHALF OF THE BOARD


         "Maxwell Thomas"
_____________________________________      _____________________________________
             Director                                    Director


MAXIMUM AWARDS INC.
A DEVELOPMENT STAGE COMPANY
Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31, 2003 and 2002




                                                                Paid in       Accumulated
                                                              Capital in         Other                          Total
                                 Number of       Capital       excess of     Comprehensive    Accumulated    Stockholders'
                                  Shares          Stock        Par Value         Loss           Deficit         Equity
                               ------------   ------------   ------------    ------------    ------------    ------------

Balance, January 1, 2002            757,950   $          1   $       --      $       --      $       --      $          1

To adjust capital stock to
  par value of parent                  --              757           --              --              (757)           --

Foreign exchange on
  translation                          --             --             --              (132)           --              (132)

Net loss                               --             --             --              --            (3,604)         (3,604)
                               ------------   ------------   ------------    ------------    ------------    ------------

Balance, December 31, 2002          757,950   $        758   $       --      $       (132)   $     (4,361)   $     (3,735)
                               ============   ============   ============    ============    ============    ============



Balance, January 1, 2003            757,950   $        758   $       --      $       (132)   $     (4,361)   $     (3,735)

Contributed by shareholder
  of Maximum Awards
  (Pty) Limited                        --             --          179,523            --              --           179,523

Common shares issued
   on acquisition of Maximum
   Awards (Pty) Limited          25,200,000         25,200        (25,200)           --              --              --

Foreign exchange on
  translation                          --             --             --           (10,039)           --           (10,039)

Net loss                               --             --             --              --           (55,765)        (55,765)
                               ------------   ------------   ------------    ------------    ------------    ------------


Balance, December 31, 2003       25,957,950   $     25,958   $    154,323    $    (10,171)   $    (60,126)   $    109,984
                               ============   ============   ============    ============    ============    ============



MAXIMUM AWARDS INC.
A DEVELOPMENT STAGE COMPANY
Consolidated Statements of Operations
Years Ended December 31, 2003 and 2002





                                                                               Cumulative
                                                   2003            2002    from Inception
Revenue                                    $     16,218    $     40,373      $     56,591

Expenses
    General and administrative                   71,983          43,977           115,960
                                           ------------    ------------      ------------


Net Loss                                   $    (55,765)   $     (3,604)     $    (59,369)
                                           ============    ============      ============



Basic and Fully Diluted Loss per Share     $       --      $       --
                                           ============    ============


Basic and Fully Diluted Weighted Average
  Number of Shares                           24,263,163      24,200,000
                                           ============    ============



MAXIMUM AWARDS INC.
A DEVELOPMENT STAGE COMPANY
Consolidated Statements of Cash Flows
Years Ended December 31, 2003 and 2002





                                                                                         Cumulative
                                                             2003             2002   from Inception
Cash Flows from Operating Activities
    Net loss                                        $     (55,765)   $      (3,604)   $     (59,369)
    Adjustments to reconcile net loss to net cash
       used in operating activities
       Accounts receivable                                 (5,780)            (157)          (5,937)
       Prepaid and sundry assets                          (52,557)            (516)         (53,073)
       Accounts payable and accrued charges                (3,358)          13,471           10,113
                                                    -------------    -------------    -------------

                                                         (117,460)           9,194         (108,266)
                                                    -------------    -------------    -------------

Cash Flows from Investing Activities
    Proceeds from notes receivable                       (176,375)          (8,183)        (184,558)
                                                    -------------    -------------    -------------

Cash Flows from Financing Activities
    Non cash foreign currency translation                 (10,039)            (132)         (10,171)
    Proceeds from notes payable                           129,510             --            129,510
    Proceeds from additional paid in capital              179,523             --            179,523
    Capital stock                                            --                  1                1
                                                    -------------    -------------    -------------

                                                          298,994             (131)         298,863
                                                    -------------    -------------    -------------

Net Increase in Cash                                        5,159              880            6,039

Cash - beginning of  year                                     880             --               --
                                                    -------------    -------------    -------------

Cash - end of year                                  $       6,039    $         880    $       6,039
                                                    =============    =============    =============


MAXIMUM AWARDS INC.
A DEVELOPMENT STAGE COMPANY
Notes to Consolidated Financial Statements
December 31, 2003 and 2002



1.    Operations and Business

      Maximum Awards, Inc, formerly known as Rising Fortune Incorporated ("the Company"), was incorporated in the State of Nevada on March 7, 1995. The Company was inactive between 1996 and 2000. In 2000 the Company entered into an agreement to distribute product. However, the agreement never materialized and the Company continued to remain inactive until November 18, 2003. On November 19, 2003, the Company amended its Articles of Incorporation to change its name to Maximum Awards Inc.

      On December 9, 2003, the Company entered into a definitive Share Exchange Agreement (the "Agreement") with Maximum Awards (Pty) Limited, an Australian corporation operating a consumer rewards program, whereby the Company acquired all of the issued and outstanding shares of the Subsidiary in exchange for 22,000,000 common shares and 1,000,000 preferred shares Series "A" of the Company. The preferred shares Series "A" are non-participating, but each share is entitled to 50 votes in a general meeting. In addition, the Company issued 2,200,000 common shares as a finders fee for assistance in the acquisition of the Subsidiary. As a result of the Agreement, the shareholder of Maximum Awards (Pty) Limited controls 96% of the Company. While the Company is the legal parent, as a result of the reverse takeover, Maximum Awards (Pty) Limited became the parent company for accounting purposes.

      The Company is now engaged in the business of operating a consumer rewards program. The Company is considered a development stage company as defined by SFAS No 7.


2.    Going Concern

      These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

      The Company is in the development stage of operations and has sustained operating losses since inception. In addition the working capital of the Company is not sufficient to meet its planned business objectives. The Company's continuation as a going concern is uncertain and dependant on successfully bringing its services to market, achieving future profitable operations and obtaining additional sources of financing to sustain its operations, the outcome of which cannot be predicted at this time. In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel the further development of its products and services. Though the business plan indicates profitable operation in the coming year, these profits are contingent on completing and fulfilling contracts with various providers of goods and services throughout the world to provide the company with a cashflow to sustain operations. In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel the further development of its products and services.

MAXIMUM AWARDS INC.
A DEVELOPMENT STAGE COMPANY
Notes to Consolidated Financial Statements
December 31, 2003 and 2002



3.    Summary of Significant Accounting Policies

      a)    Basis of Financial Statement Presentation

            These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

      b)    Basis of Consolidation

            The merger of the Company and Maximum Awards (Pty) Limited has been recorded as the recapitalization of the Company, with the net assets of the Company brought forward at their historical basis. The intention of the management of Maximum Awards (Pty) Limited was to acquire the Company as a shell company listed on the OTC Bulletin Board. Management does not intend to pursue the business of the Company. As such, accounting for the merger as the recapitalization of the Company is deemed appropriate.

            The comparative figures presented in these consolidated financial statements are those of the legal subsidiary.

      c)    Unit of Measurement

            United States of America currency is being used as the unit of measurement in these financial statements.

      d)    Use of Estimates

            In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

      e)    Revenue Recognition

            The Company recognizes revenues upon receipt of membership fees and when reward services are rendered.

MAXIMUM AWARDS INC.
A DEVELOPMENT STAGE COMPANY
Notes to Consolidated Financial Statements
December 31, 2003 and 2002



3.    Summary of Significant Accounting Policies (cont'd)

      f)    Cash and Cash Equivalents

            Cash and cash equivalents consist of cash on hand and cash deposited with financial institutions, including money market accounts, and commercial paper purchased with an original maturity of three months or less.

      g)    Foreign Currency Translation

            The Company accounts for foreign currency translation pursuant to SFAS No. 52, "Foreign Currency Translation". The company's functional currency is the Australian dollar. All assets and liabilities are translated into U.S. dollars using the current exchange rate. Revenues and expenses are translated using the average exchange rates prevailing throughout the year. Translation adjustments are included in other comprehensive income for the period.

      h)    Fair Value of Financial Instruments

            The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair value. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. At December 31, 2003 and 2002, the carrying amounts of cash, accounts receivable, accounts payable and accrued charges, and loans payable approximate their fair values due to the short-term maturities of these instruments.

      i)    Income Taxes

            The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recorded for differences between the financial statement and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable or refundable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

      j)    Stock Based Compensation

            The Company enters into transactions in which goods or services are the consideration received for the issuance of equity instruments. The value of these transactions are measured and accounted for, based on the fair value of the equity instrument issued or the value of the services, whichever is more reliably measurable. The services are expensed in the periods during which the services are rendered.

MAXIMUM AWARDS INC.
A DEVELOPMENT STAGE COMPANY
Notes to Consolidated Financial Statements
December 31, 2003 and 2002



3.    Summary of Significant Accounting Policies (cont'd)

      k)    Net Loss per Common Share

            The Company calculates net loss per share based on SFAS No. 128, "Earnings Per Share". Basic loss per share is computed by dividing net loss attributable to the common stockholders by the weighted average number of common shares outstanding. Fully diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

            The common shares outstanding for 2002 have been calculated by using the number of shares issued by the legal parent for the reverse take over mentioned in Note 1.

      l)    Comprehensive Income

            The Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income is presented in the statements of changes in stockholders' equity, and consists of net loss and unrealized gains (losses) on available for sale marketable securities; foreign currency translation adjustments and changes in market value of future contracts that qualify as a hedge; and negative equity adjustments recognized in accordance with SFAS 87. SFAS No. 130 requires only additional disclosures in the financial statements and does not affect the Company's financial position or results of operations.


4.    Notes Receivable
                                                              2003         2002
      Notes receivable from companies controlled by a director of the Company:

        Aussie Watchdog (Pty) Ltd.                      $   61,609   $    2,869
        Travel Easy (Pty) Ltd.                              40,704          174
        Easy Shopper (Pty) Ltd.                             34,888         --

      Notes receivable from directors of the Company:

        Maxwell Thomas                                      28,557        5,140
        Michael Sullivan                                    18,800         --
                                                        ----------   ----------

                                                        $  184,558   $    8,183
                                                        ==========   ==========


      The notes receivable are non-interest bearing and have no specified terms of repayment.


MAXIMUM AWARDS INC.
A DEVELOPMENT STAGE COMPANY
Notes to Consolidated Financial Statements
December 31, 2003 and 2002



5.    Notes Payable

                                                              2003          2002

      Max Thomas                                       $    99,888   $      --
      A & D Bushell                                         19,359          --
      K & L Krueger                                          8,007          --
      Leeandra Thomas                                        2,256          --
                                                       -----------   -----------

                                                       $   129,510   $      --
                                                       ===========   ===========

      The notes payable to directors of the Company, are non-interest bearing, unsecured and have no specified terms of repayment. As of January 1, 2004, the notes will bear interest at 6% per annum.


6.    Capital Stock

        Authorized
          100,000,000   Common shares, par value of $0.001 per share
           10,000,000   Preferred shares, Series "A", par value of $0.001 per
                        share, non-participating, voting rights of 50 votes per
                        share

                                                                            2003          2002
        Issued
           24,957,950   Common shares (2002 - 757,950)               $    24,958   $       758
            1,000,000   Preferred shares, Series "A" (2002 - nil)          1,000          --
                                                                     -----------   -----------

                                                                     $    25,958   $       758
                                                                     ===========   ===========


      The Company was incorporated in Nevada on March 7, 1996 having an authorized share capital of 25,000,000 common stock with a par value of $0.001 per share.

      On November 19, 2003, the Company amended its authorized share capital to increase the number of its authorized common shares to 100,000,000 common shares and to create 10,000,000 preferred shares with a par value of $0.001 per share. The rights of the preferred shares are to be determined at the discretion of the directors.

      On December 5, 2003, the board of directors designated 1,000,000 Series "A" preferred shares. The Series "A" preferred shares are non-participating but carry 50 votes per share at a general meeting. The remaining 9,000,000 preferred shares have not as yet been designated.


MAXIMUM AWARDS INC.
A DEVELOPMENT STAGE COMPANY
Notes to Consolidated Financial Statements
December 31, 2003 and 2002



7.    Related Party Transactions

      The following table summarizes the Company's related party transactions, that occurred in the normal course of operations for the year, measured at the exchange amount:

                                                                    2003         2002
      General and Administrative Expenses

        Travel expenses - paid to a company controlled
        by a director of the Company                           $   3,043    $      59


      At the end of the year, the advances due to and (from) related entities are as follows:

        Included in Notes Receivable - amounts due from
        directors and companies controlled by directors
        of the Company                                          (184,558)      (8,183)

        Included in Notes Payable - amounts due to
        directors of the Company                                 102,144         --


                              MAXIMUM AWARDS INC.
                           A DEVELOPMENT STAGE COMPANY

                    CONSOLIDATED INTERIM FINANCIAL STATEMENTS

                        THREE MONTHS ENDED MARCH 31, 2004

                                    CONTENTS


Consolidated Balance Sheets                                      F-1

Consolidated Statements of Operations                            F-2

Consolidated Statements of Cash Flows                            F-3

Notes to Consolidated Financial Statements                    F-4 - F-9

MAXIMUM AWARDS INC.
A DEVELOPMENT STAGE COMPANY
Consolidated Balance Sheets
March 31, 2003 and December 31, 2004                   March 31,    December 31,
                                                         2004           2003
                                                     -----------    -----------
                                     ASSETS
Current
   Cash                                              $     1,084    $     6,039
   Accounts receivable                                     2,033          5,937
   Prepaid and sundry assets                                --           53,073
   Notes receivable (note 4)                             167,782        184,558
                                                     -----------    -----------

                                                     $   170,899    $   249,607
                                                     -----------    -----------

                                   LIABILITIES

Current
   Accounts payable and accrued charges              $    37,179    $    10,113
   Notes payable (note 5)                                157,272        129,510
                                                     -----------    -----------

                                                         194,451        139,623
                                                     -----------    -----------

                              STOCKHOLDERS' EQUITY

Capital Stock (note 6)                                    25,958         25,958

Additional Paid-In Capital                               200,802        154,323

Accumulated Other Comprehensive Loss                     (26,657)       (10,171)

Accumulated Deficit                                     (223,655)       (60,126)
                                                     -----------    -----------

                                                         (23,552)       109,984
                                                     -----------    -----------

                                                     $   170,899    $   249,607
                                                     -----------    -----------




      See notes which form an integral part of these financial statements.


MAXIMUM AWARDS INC.
A DEVELOPMENT STAGE COMPANY
Consolidated Statements of Operations
Three Months  Ended March  31, 2004 and 2003

                                                                         Cumulative from
                                              2004            2003       inception
                                         ------------    ------------    ---------------
Revenue                                  $      4,072    $      6,844    $     66,663

Expenses                                      112,377          29,283         228,337
General and administrative

Legal Expenses                                 53,073            --            53,073
Interest expense                                2,150            --             2,150
Net Loss                                     (163,528)        (22,439)       (222,897)
Basic and Fully Diluted Loss per Share         (0.005)           --
Number of shares outstanding               24,957,950      24,200,000



MAXIMUM AWARDS INC.
A DEVELOPMENT STAGE COMPANY
Consolidated Statements of Cash Flows
Three Months Ended March 31, 2004 and March 31, 2003






                                                                                 Cumulative
                                                       2004           2003       from Inception
                                                   -----------    -----------    --------------
Cash Flows from Operating Activities
   Net loss                                        $  (163,528)   $  (163,528)   $  (222,897)

   Adjustments to reconcile net loss to net cash
      used in operating activities
      Accounts receivable                                3,904         (2,401)        (2,033)
      Prepaid and sundry assets                         53,073            516           --
      Accounts payable and accrued charges              27,065         (7,009)        37,178
                                                   -----------    -----------    -----------

                                                       (79,486)       (31,333)      (187,752)
                                                   -----------    -----------    -----------

Cash Flows from Investing Activities
   (Proceeds)/Repayment of notes receivable             16,776        (11,301)      (167,782)
                                                   -----------    -----------    -----------

Cash Flows from Financing Activities
   Non cash foreign currency translation               (16,486)          (780)       (26,657)
   Proceeds from notes payable                          27,762         46,692        157,272
   Proceeds from additional paid in capital             46,479           --          226,002
   Proceeds from issue of capital stock                   --             --                1
                                                   -----------    -----------    -----------

                                                        57,755         45,912        356,618
                                                   -----------    -----------    -----------

Net Increase (Decrease) in Cash                         (4,955)         3,278          1,084
Cash - beginning of period                               6,039            880           --
                                                   -----------    -----------    -----------

Cash - end of period                               $     1,084    $     4,158    $     1,084
                                                   -----------    -----------    -----------


MAXIMUM AWARDS INC.
A DEVELOPMENT STAGE COMPANY
Notes to Consolidated Financial Statements
Quarter Ended March 31, 2004 and 2003

1. Operations and Business

     The unaudited condensed financial statements of Maximum Awards Inc included herein have been prepared by Maximum Awards pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information or footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. In the opinion of Maximum Awards management, the accompanying unaudited condensed financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial information included herein. While Maximum Awards believes that the disclosures are adequate to make the information not misleading, it is suggested that these financial statements should be read in conjunction with Maximum Awards audited financial statements contained in this filing for the year ended December 31, 2003.

     On December 9, 2003, the Company entered into a definitive Share Exchange Agreement (the "Agreement") with Maximum Awards (Pty) Limited, an Australian corporation operating a consumer rewards program, whereby the Company acquired all of the issued and outstanding shares of the Subsidiary in exchange for 22,000,000 common shares and 1,000,000 preferred shares Series "A" of the Company. The preferred shares Series "A" are non-participating, but each share is entitled to 50 votes in a general meeting. In addition, the Company issued 2,200,000 common shares as a finders fee for assistance in the acquisition of the Subsidiary. As a result of the Agreement, the shareholder of Maximum Awards (Pty) Limited controls 96% of the Company. While the Company is the legal parent, as a result of the reverse takeover, Maximum Awards (Pty) Limited became the parent company for accounting purposes.

     The Company is now engaged in the business of operating a consumer rewards program. The Company is considered a development stage company as defined by SFAS No 7.


2. Going Concern

     These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

     The Company is in the development stage of operations and has sustained operating losses since inception. In addition the working capital of the Company is not sufficient to meet its planned business objectives. The Company's continuation as a going concern is uncertain and dependant on successfully bringing its services to market, achieving future profitable operations and obtaining additional sources of financing to sustain its operations, the outcome of which cannot be predicted at this time. In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel the further development of its products and services. Though the business plan indicates profitable operation in the coming year, these profits are contingent on completing and fulfilling contracts with various providers of goods and services throughout the world to provide the company with a cash flow to sustain operations. In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel the further development of its products and services.

MAXIMUM AWARDS INC.
A DEVELOPMENT STAGE COMPANY
Notes to Consolidated Financial Statements
Quarter Ended March 31, 2004 and 2003




3. Summary of Significant Accounting Policies

     a) Basis of Financial Statement Presentation

           These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

     b) Basis of Consolidation

           The merger of the Company and Maximum Awards (Pty) Limited has been recorded as the recapitalization of the Company, with the net assets of the Company brought forward at their historical basis. The intention of the management of Maximum Awards (Pty) Limited was to acquire the Company as a shell company listed on the OTC Bulletin Board. Management does not intend to pursue the business of the Company. As such, accounting for the merger as the recapitalization of the Company is deemed appropriate.

           The comparative figures presented in these consolidated financial statements are those of the legal subsidiary.

     c) Unit of Measurement

           United States of America currency is being used as the unit of measurement in these financial statements.

     d) Use of Estimates

           In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     e) Revenue Recognition

           The Company recognizes revenues upon receipt of membership fees and when reward services are rendered.

MAXIMUM AWARDS INC.
A DEVELOPMENT STAGE COMPANY
Notes to Consolidated Financial Statements
Quarter ended March 31, 2004 and 2003


3. Summary of Significant Accounting Policies (cont'd)

     f) Cash and Cash Equivalents

           Cash and cash equivalents consist of cash on hand and cash deposited with financial institutions, including money market accounts, and commercial paper purchased with an original maturity of three months or less.

     g) Foreign Currency Translation

           The Company accounts for foreign currency translation pursuant to SFAS No. 52, "Foreign Currency Translation". The company's functional currency is the Australian dollar. All assets and liabilities are translated into U.S. dollars using the current exchange rate. Revenues and expenses are translated using the average exchange rates prevailing throughout the year. Translation adjustments are included in other comprehensive income for the period.

     h) Fair Value of Financial Instruments

           The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair value. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange. At December 31, 2003 and 2002, the carrying amounts of cash, accounts receivable, accounts payable and accrued charges, and loans payable approximate their fair values due to the short-term maturities of these instruments.

     i) Income Taxes

           The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recorded for differences between the financial statement and tax basis of the assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is recorded for the amount of income tax payable or refundable for the period increased or decreased by the change in deferred tax assets and liabilities during the period.

     j) Stock Based Compensation

           The Company enters into transactions in which goods or services are the consideration received for the issuance of equity instruments. The value of these transactions are measured and accounted for, based on the fair value of the equity instrument issued or the value of the services, whichever is more reliably measurable. The services are expensed in the periods during which the services are rendered.

MAXIMUM AWARDS INC.
A DEVELOPMENT STAGE COMPANY
Notes to Consolidated Financial Statements
Quarter Ended March 31, 2004 and 2003

3. Summary of Significant Accounting Policies (cont'd)

     k) Net Loss per Common Share

           The Company calculates net loss per share based on SFAS No. 128, "Earnings Per Share". Basic loss per share is computed by dividing net loss attributable to the common stockholders by the weighted average number of common shares outstanding. Fully diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

           The common shares outstanding for 2003 have been calculated by using the number of shares issued by the legal parent for the reverse take over mentioned in Note 1.

     l) Comprehensive Income

           The Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income is presented in the statements of changes  in  stockholders'  equity,  and  consists  of net  loss  and unrealized gains (losses) on available for sale marketable securities; foreign currency translation adjustments and changes in market value of future contracts that qualify as a hedge; and negative equity adjustments recognized in accordance with SFAS 87. SFAS No. 130 requires only additional disclosures in the financial statements and does not affect the Company's financial position or results of operations.

4.    Notes Receivable
                                                           2004        2003
     Notes receivable from companies controlled by a director of the Company:

       Aussie Watchdog (Pty) Ltd.                        $  58,018   $  61,609
       Travel Easy (Pty) Ltd.                               59,390      40,704
       Easy Shopper (Pty) Ltd.                                --        34,888
     Notes receivable from directors of the Company:

       Maxwell Thomas
                                                            50,374      28,557
       Michael Sullivan                                       --        18,800
                                                         ---------   ---------

                                                         $ 167,782   $ 184,558
                                                         ---------   ---------

The notes receivable are non-interest bearing and have no specified terms of repayment.


MAXIMUM AWARDS INC.
A DEVELOPMENT STAGE COMPANY
Notes to Consolidated Financial Statements
Quarter to March 31, 2004 and 2003




5.    Notes Payable
                                                                                    2004         2003
                                                                                    ----         ----
      Max Thomas                                                                 $   93,533       99,888
      A & D Bushell                                                                       -       19,359
      M Stough                                                                       53,340            -
      K & L Krueger                                                                   8,113        8,007
      Leeandra Thomas                                                                 2,286        2,256
                                                                                 ----------   ----------

                                                                                 $  157,272   $  129,510
                                                                                 ----------   ----------

     The notes payable to directors of the Company, are non-interest bearing, unsecured and have no specified terms of repayment. As of January 1, 2004, the notes will bear interest at 6% per annum.


6. Capital Stock
        Authorized
             100,000,000  Common shares, par value of $0.001 per share
              10,000,000  Preferred shares, Series "A", par value of $0.001 per share, non participating, voting rights of 50 votes per share
                                                                                    2004         2003
                                                                                    ----         ----
        Issued
              24,957,950  Common shares (2003 -24,957,950)                       $   24,958   $   24,958
               1,000,000  Preferred shares, Series "A" (2003 - 1,000,000)             1,000        1,000
                                                                                 ----------   ----------

                                                                                 $   25,958   $   25,958
                                                                                 ----------   ----------


     The Company was incorporated in Nevada on March 7, 1996 having an authorized share capital of 25,000,000 common stock with a par value of $0.001 per share.

     On November 19, 2003, the Company amended its authorized share capital to increase the number of its authorized common shares to 100,000,000 common shares and to create 10,000,000 preferred shares with a par value of $0.001 per share. The rights of the preferred shares are to be determined at the discretion of the directors.

     On December 5, 2003, the board of directors designated 1,000,000 Series "A" preferred shares. The Series "A" preferred shares are non-participating but carry 50 votes per share at a general meeting. The remaining 9,000,000 preferred shares have not as yet been designated.


MAXIMUM AWARDS INC.
A DEVELOPMENT STAGE COMPANY
Notes to Consolidated Financial Statements
Quarter Ended March 31, 2004 and 2003


7. Related Party Transactions

     The following table  summarizes the Company's  related party  transactions, that occurred in the normal course of operations  for the period,  measured at the exchange amount:
                                                                               March 31    December 31
                                                                                 2004          2003
                                                                             -----------   -----------

     General and Administrative Expenses

       Travel expenses - paid to a company controlled by a director of the
       Company during the three month period.                                $     9,981   $     3,043


     At the end of the year/period, the advances due to and (from) related entities are as follows:


       Included in Notes Receivable - amounts due from directors and
       companies controlled by directors of the Company                         (167,782)     (184,558)



       Included in Notes Payable - amounts due to directors of the
       Company                                                                    95,818       102,144


8. Subsequent Events

     The Company issued 15,000 common shares for cash of $5,000 on the 5th April 2004. The Company issued 100,000 common shares for cash of $50,000 on 15th May 2004.

     On June 1, 2004, the company, through its subsidiary, Maximum Awards PTY LTD, acquired 100% of the issued and outstanding share capital of both Global Business Group Australia PTY LTD and Easy Travel PTY LTD from the directors of the Company for $1.00. As at the date of these financial statements, the Company held notes receivable from Travel Easy PTY LTD amounting to $53,930.

Part III Item 1. Index to Exhibits

INDEX TO EXHIBITS

Exhibit
Number Name and/or Identification of Exhibit

(1)    Underwriting Agreement.

       None.

(2)    Plan  of  Acquisition,   Reorganization,   Arrangement,  Liquidation,  or
       Succession.

       Exchange Agreement between Maximum Awards, Inc. and Maximum Awards Pty Ltd. Dated December 9, 2003.

(3)    Articles of Incorporation & By-Laws.

       March 7, 1995   Articles of Incorporation of Rising Fortune Incorporated.

       December 5, 2003   Certificate   of   Amendment   to   the   Articles  of
       Incorporation of Rising Fortune Incorporated.

       March 9, 1995      By-Laws

(4)    Instruments Defining the Rights of Security Holders

       No instruments other than those included in Exhibit 3

(5)    Opinion on Legality

       Not applicable

(6)    No Exhibit Required

(7)    Opinion on Liquidation Preference

       Not applicable

(8)    Opinion on Tax Matters

       Not applicable

(9)    Voting Trust Agreement and Amendments

       Not applicable

(10)   Material Contracts

(11)   Statement Re: Computation of Per Share Earnings

       Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements.

(12)   No Exhibit Required

       Not applicable

(13)   Annual or Quarterly Reports - Form 10-Q

       Not applicable

(14)   Material Foreign Patents

       Not applicable

(15)   Letter on Un-audited Interim Financial Information

       Not applicable

(16)   Letter on Change in Certifying Accountant

       Not applicable

(17)   Letter on Director Resignation

       Not applicable

(18)   Letter on Change in Accounting Principles

       Not applicable

(19)   Reports Furnished to Security Holders

       Not applicable

(20)   Other Documents or Statements to Security Holders

       None - Not applicable

(21)   Subsidiaries of Small Business Issuer

       Maximum Awards Pty Ltd.

(22)   Published Report Regarding Matters Submitted to Vote of Security Holders

       Not applicable

(23)   Consent of Experts and Counsel

       Consents of independent public accountants

(24)   Power of Attorney

       Not applicable

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

(25)   Statement of Eligibility of Trustee

       Not applicable

(26)   Invitations for Competitive Bids

       Not applicable

(27)   Financial Data Schedule

       Not applicable

(28)   Information  from  Reports   Furnished  to  State  Insurance   Regulatory
       Authorities

       Not applicable

(29)   Additional Exhibits

       Not applicable


(99)   Other



SIGNATURES

       In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Maximum Awards, Inc.
(Registrant)

Date: June 30, 2004

By: /s/Maxwell A. Thomas
    --------------------
    Maxwell A. Thomas
    Chief Executive Officer






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